Exhibit 12


                  INDIANA BELL TELEPHONE COMPANY, INCORPORATED
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                              (Dollars in Millions)

                                  1996      1995      1994      1993      1992
                                  ----      ----      ----      ----      ----


1. EARNINGS

 a) Income before interest expense,
    income tax, extraordinary
    charge,  cumulative effect
    of change in accounting
    principles and undistributed
    equity earnings (2)...... $  419.1  $  416.0  $  220.7  $  295.3  $  269.1

 b) Portion of rental expense
    representative of the
    interest factor (1)......      2.7       2.3       8.7       8.7       4.9
                              --------  --------  --------  --------  --------
     Total 1(a) and 1(b)..... $  421.8  $  418.3  $  229.4  $  304.0  $  274.0
                              ========  ========  ========  ========  ========
2. FIXED CHARGES

 a) Total interest expense
    including capital
    lease obligations........ $   16.1  $   17.4  $   17.3  $   28.3  $   34.0

 b) Capitalized interest ....      1.0       0.6       0.7       0.7       0.5


 c) Portion of rental expense
    representative of the
    interest factor (1)......      2.7       2.3       8.7       8.7       4.9
                              --------  --------  --------  --------  --------
     Total 2(a) through 2(c). $   19.8  $   20.3  $   26.7  $   37.7  $   39.4
                              ========  ========  ========  ========  ========

RATIO OF EARNINGS TO
FIXED CHARGES.................   21.30     20.61      8.59      8.06      6.95
                              ========  ========  ========  ========  ========


(1) One-third of rental expense is considered to be the amount representing return on capital.

(2) The results for 1995 reflect a $36.9 million pretax credit primarily from settlement gains resulting from lump sum pension payments from the pension plan to former employees who left the business in the nonmanagement work force restructuring, partially offset by increased force costs related to the restructuring started in 1994, as well as a write-down of certain data processing equipment to net realizable value. Results for 1994 reflect a $93.5 million pretax charge associated with the nonmanagement work force restructuring.